SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

POLYCOM, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0005 Per Share
(Title of Class of Securities)

73172K-10-4
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael R. Kourey
Senior Vice President of Finance
and Administration
and Chief Financial Officer
Polycom, Inc.
1565 Barber Lane
Milpitas, California 95035
(408) 526-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Mark A. Bertelsen, Esq.
Jose F. Macias, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not applicable	Not applicable

*
No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

/
/  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing party: Not applicable. Date filed: Not applicable.
/X/
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  / / third party tender offer subject to Rule 14d-1.
  /X/ issuer tender offer subject to Rule 13e-4.
  / / going-private transaction subject to Rule 13e-3.
  / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

   Below is a notice sent on May 15, 2001 to certain employees of Polycom, Inc. holding incentive stock options (the "Notice"). The Notice does not constitute an offer to holders of options to purchase Polycom common stock to exchange their options.

   There has been some confusion with respect to the memo from Lucy Park entitled PROSPECTIVE OPTION EXCHANGE OFFER.

   PLEASE DISREGARD THAT MESSAGE, YOU DO NOT NEED TO RESPOND OR TAKE ANY ACTION WHATSOEVER.

Background:

   Polycom has asked it shareholders, via the Proxy Statement for the 2001 Annual Meeting of Stockholders, for permission to offer a repricing. Until the meeting is held on May 17th AND we have shareholder approval, we CAN NOT make any offer to reprice any employee options. We will also have to file the exchange offer documents with the Securities and Exchange Commission (SEC). The referenced memo WAS NOT an offer to participate in repricing your options.

   Most people exercise their stock and sell them before the required holding periods (i.e. a same day sell.) So most people would not care about the content of the referenced memo from Lucy and could simply disregard/ignore it. Failure to respond to that message would mean nothing to the majority of people.

   The memo was targeted to those small number of people who actually buy and hold their stock options for the required IRS time period (2 years from date of grant AND 1 year from exercise.) There is some concern, that if we make this offer, it might, impact those minority of option holders, who prefer to exercise their options and hold them. The memo was to alert them that if they wanted to, we could exclude them from the offer (assuming our shareholders approve our proxy proposal.)

   Since we don't know who these small number of people are, we had to send the message to all US ISO stock option holders.

Murphy's Law:

   Shortly after issuing the memo, we were contacted by our advisers, who were notified by the SEC that we should not have sent this memo as we did. The SEC considered this memo to be an offer. Obviously, had we known this, we would never have sent the memo.

Why was the memo so hard to read:

   Unfortunately this was written by attorneys, in a legal style that is hard to understand.

Bottom Line:

   Please ignore the message, consider it Email span. Please take no action or respond to memo. Please accept my apologies for the significant confusion caused.

Required Legal Notice:

   At the time the exchange offer is commenced, we will provide option holders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Persons who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they contain important information about the exchange offer. We will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the exchange offer. Polycom stockholders and optionholders will be able to obtain these written materials and other documents filed by us with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's website at www.sec.gov.

   If you have any questions or concerns, please feel free to contact me directly.

Sincerely,

Richard Deranleau
VP Finance and Treasurer
Polycom, Inc.
1565 Barber Lane
Milpitas, CA 95035
Tele: 408/474-2847
Fax: 408/474-2955